Exhibit 99.2

CERTIFICATION OF PASQUALE PISTORIO, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF

STMICROELECTRONICS N.V. AND MAURIZIO GHIRGA, CORPORATE VICE PRESIDENT AND CHIEF

FINANCIAL OFFICER(1) OF STMICROELECTRONICS N.V., PURSUANT TO SECTION 18 U.S.C.

SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the current report of STMicroelectronics N.V. (the “Company”) on Form 6-K for the period ending March 31, 2003, as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 15, 2003		/s/ PASQUALE PISTORIO
	Name: Title:	Pasquale Pistorio President and Chief Executive Officer

Date: May 15, 2003		/s/ MAURIZIO GHIRGA
	Name: Title:	Maurizio Ghirga Corporate Vice President and Chief Financial Officer[1]

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO STMICROELECTRONICS N.V. AND WILL BE RETAINED BY STMICROELECTRONICS N.V. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

[1]	Maurizio Ghirga was Chief Financial Officer of STMicroelectronics N.V. during the period covered by the report submitted herewith.